THIS CONTRACT IS SUBJECT TO ARBITRATION UNDER THE TEXAS GENERAL ARBITRATION STATUTE

POWER OF ATTORNEY AND CONTINGENT FEE CONTRACT

This agreement is made between the Client, **IMMUDYNE, INC.**, hereafter referred to as "Client" and *Cruse, Scott, Henderson & Allen, L.L.P.*, a Texas limited liability partnership, hereafter referred to as "Attorneys."

In consideration of the mutual promises herein contained, the parties hereto agree as follows:

I. PURPOSE OF REPRESENTATION

1.01 The Client hereby retains and employs Attorneys to sue for and recover all damages and compensation to which the Client may be entitled as well as to compromise and settle all claims arising out of the Client's contracts and/or dealings with Nino Sorgente, Robert Nakamura, Douglas Sidelinger, Shu Uemura, Shane Patelakis, Amy Miles and any related parties. *To those listed above.* Q AKB 8/9/04

1.02 It is specifically agreed and understood that Attorneys representation under this contract is limited to specific persons and/or companies named as clients, and that Attorneys are not representing or expected to represent any other person or entity not named herein as a client. It is expressly agreed and understood that Attorneys' obligations under this contract are limited to representing Client in the specific matters described herein and Client's do not expect attorneys to do anything else.

II. ATTORNEYS' FEES

2.01 In consideration of the services rendered and to be rendered to Client by Attorney, Client agrees to pay Attorneys a reduced hourly rate fee and a reduced contingent fee interest. The hourly rates will be:

Attorneys	$125/hour
Paralegals	$ 60/hour

2.02 In addition, Client does hereby assign, grant and convey to Attorney forty percent (40%) of any sums recovered by settlement, compromise, or judgment. Such sums shall include any stock or stock options recovered by the Client or canceled as a result of any suit or action pursuant to this contract.

2.03 Client also agrees to pay $22,500.00 for services rendered up to July 30, 2004. This amount shall be paid in monthly installments of $7,500.00. Following that, Client agrees to pay the hourly fees incurred pursuant to this contract on a monthly basis, with the amount of fees due in any one month limited to a maximum of $7,500.00. Thus, fees incurred in August 2001 will not actually be due until November 2004, up to the amount of $7,500.00. Then, by way of example, if the amount due from August, September, and October is less than $7,500.00, then that amount shall be paid. If the amount due is greater than $7,500.00, then the Client shall pay $7,500.00, and the balance due will be paid the following month.

III. EXPENSES

AKB 8/9/04

3. Client agrees to pay for and/or reimburse Attorneys for all Court costs and expenses of litigation. Attorneys will obtain Client authorization for any ~~individual~~ expense over $2,500.00. Client agrees that in the event these costs and expenses are not properly reimbursed, then Attorneys may borrow funds from a commercial bank to finance or pay such Court costs and litigation expenses and the reasonable interest charged by the bank on such borrowed funds will be added to the Court costs and litigation expenses to be deducted from the settlement or recovery. The attorney fees will be figured on the total recovery or settlement after deducting the Court costs and litigation expenses paid and/or reimbursed by Client ("total net recovery or settlement" as used above).

IV. ASSIGNMENT OF INTEREST

4.01 In consideration of Attorneys' services the Client hereby conveys and assigns to Attorneys and agrees to pay to Attorneys an undivided interest in and to all of Client's claims and causes of action to the extent set forth in Article II.

4.02 If there is any type of settlement whereby the client agrees to receive or be paid future payments then the settlement will be reduced to present value, and the settlement will be arranged where by there will be sufficient cash at the time of the settlement to pay the attorney's fees which will be figured on the present value of the total settlement including the present value of future payments.

4.03 If there is any type of settlement or judgment whereby Client is to recover any stock or stock options, or any such stock or stock options are canceled, then Client agrees that Attorneys will receive twenty-five percent (40%) of the recovered or canceled stock or stock options. In this event, Client will grant to Attorneys stock or options to purchase common stock at the option price set forth in the stock or stock option grants to the Defendants in the amount of forty percent (40%) of the recovered or canceled stock or stock options..

4.04 All sums due and to become due are payable at the offices of Cruse, Scott, Henderson & Allen, L.L.P., in Harris County, Texas.

V. APPROVAL NECESSARY FOR SETTLEMENT

5.01 No settlement of any nature shall be made without Client's approval, and Client agrees to make no settlement or offer of settlement without the approval of the Attorneys.

5.02 Attorneys are hereby granted a power of attorney so that they may have full authority to prepare, sign and file all legal instruments, pleadings, drafts, authorizations, and papers as shall be reasonably necessary to conclude this representation including settlement and/or reducing to possession any and all monies or other things of value due to the Client under his claim as fully as the Client could so do in person. Attorneys are also authorized and empowered to act as Client's negotiator in any and all settlement negotiations concerning the subject of this Agreement.

VI. REPRESENTATIONS

6. It is understood and agreed that Attorneys cannot warrant or guarantee the outcome of the case and Attorneys have not represented to the Client that the Client will recover all or any of the funds so desired. Client realizes that Attorneys will be investigating the law and facts applicable to its claim on a continuing basis and should Attorneys learn something which in the opinion of Attorneys makes it impractical for Attorneys to proceed with the handling of Client's claim, then Attorneys may withdraw from further representation of Client by sending written notice to Client's last known address.

VII. COOPERATION OF CLIENT

7.01 Client agrees to cooperate with Attorneys at all times and to comply with all reasonable requests of Attorneys. Client further agrees to keep Attorneys advised of his/her whereabouts at all times, and to provide Attorneys with any changes of address, phone number or business affiliation.

7.02 Attorneys may, at their option, withdraw from the case and cease to represent the Client should Client fail to comply with any portion of this Agreement or should Attorneys decide that they cannot continue to be involved in this case. Such withdrawal will be effective by mailing written notice to Client's last known address.

VIII. ASSOCIATION OF OTHER ATTORNEYS

8. Attorneys may, at their own expense, use or associate other attorneys in the representation of the aforesaid claims of the Client.

IX. TEXAS LAW TO APPLY

9. This Agreement shall be construed under and in accordance with the laws of

NOTICE TO CLIENTS

The State Bar of Texas investigates and prosecutes professional misconduct committed by Texas attorneys.

Although not every complaint against or dispute with a lawyer involves professional misconduct, the State Bar office General Counsel will provide you with information about how to file a complaint.

For more information, please call 1-800-932-1900. This is a toll-free phone call.

SIGNED and ACCEPTED this 9th day of August, 2004.

CLIENTS:

/s/ Mark McLaughlin
IMMUDYNE, INC., by Mark McLaughlin

/s/ Arun Bahl
IMMUDYNE, INC., by Arun Bahl

ATTORNEYS:

/s/ CRUSE, SCOTT, HENDERSON & ALLEN, L.L.P.
CRUSE, SCOTT, HENDERSON & ALLEN, L.L.P.